SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
Schedule 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)
Under the Securities Exchange Act of 1934
(Amendment No. ___)*
DATALINK CORPORATION
(Name of Issuer)
Common Stock, $0.001 par value
(Title of Class of Securities)
237934104
(CUSIP Number)
December 12, 2008
(Date of Event Which Requires Filing of this Statement)
          Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          ☐   Rule 13d-1(b)
          ☑   Rule 13d-1(c)
          ☐   Rule 13d-1(d)
          *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
          The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No.	237934104	Page	2	of	13

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VII, Ltd. I.R.S. Identification No. 20-4881368

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		313,000(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		313,000(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

313,000 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.42%(2)

12	TYPE OF REPORTING PERSON*

PN
(1)  Kevin C. Howe (“Mr. Howe”) exercises voting and disposition power over such shares on behalf of Mercury Management, L.L.C. (“Mercury Management”), the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VII, Ltd. (“Mercury VII”).
(2)  Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.

CUSIP No.	237934104	Page	3	of	13

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Fund VIII, Ltd. I.R.S. Identification No. 26-1440289

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		335,395(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		335,395 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

335,395 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

2.59%(2)

12	TYPE OF REPORTING PERSON*

PN
(1)   Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, Ltd. (“Mercury Ventures II”), which is the General Partner of Mercury Fund VIII, Ltd. (“Mercury VIII”).
(2)  Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.

CUSIP No.	237934104	Page	4	of	13

1	I. R. S. Identification No. of Above Person (entities only) Mercury Ventures II, Ltd. I.R.S. Identification No. 20-4736567

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		648,395(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		648,395(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

648,395(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.01%(2)

12	TYPE OF REPORTING PERSON*

PN
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 313,000 and 335,395 shares, respectively.
(2)  Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.

CUSIP No.	237934104	Page	5	of	13

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Mercury Management, L.L.C. I.R.S. Identification No. 75-2796232

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Texas

	5	SOLE VOTING POWER

NUMBER OF		648,395(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		648,395(1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

648,395(1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.01%(2)

12	TYPE OF REPORTING PERSON*

OO
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 313,000 shares owned by Mercury VII and 335,395 shares owned by Mercury VIII.
(2)  Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.

CUSIP No.	237934104	Page	6	of	13

1	NAME OF REPORTING PERSON I. R. S. Identification No. of Above Person (entities only) Kevin C. Howe

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		659,435(1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		659,435 (1)

WITH	8	SHARED DISPOSITIVE POWER

-0-

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

659,435 (1)

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.09%(2)

12	TYPE OF REPORTING PERSON*

IN
(1)  Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 313,000 shares owned by Mercury VII, 335,395 shares owned by Mercury VIII and 11,040 shares owned by Mr. Howe.
(2)  Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	237934104	Page	7	of	13
Introduction
          Pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended, Mercury Fund VII, Ltd. (“Mercury VII”), Mercury Fund VIII, Ltd. (“Mercury VIII”), Mercury Ventures II, Ltd. (“Mercury Ventures II”), Mercury Management, L.L.C. (“Mercury Management”) and Kevin C. Howe (“Mr. Howe”) are making this joint filing on Schedule 13G.
Item 1(a). Name of Issuer:
  Datalink Corporation, a Minnesota corporation
Item 1(b). Address of Issuer’s Principal Executive Offices:
  8170 Upland Circle, Chanhassen, Minnesota 55317-8589
Item 2(a). Name of Person Filing:
  Mercury Fund VII, Ltd.
  Mercury Fund VIII, Ltd.
  Mercury Ventures II, Ltd.
  Mercury Management, L.L.C.
  Kevin C. Howe
Item 2(b). Address of Principal Business Office or, if None, Residence:
The principal business office of Mercury VII, Mercury VIII, Mercury Ventures II, Mercury Management and Mr. Howe is 501 Park Lake Drive, McKinney, Texas 75070.
Item 2(c). Citizenship:
  Mercury VII’s place of organization is Texas
  Mercury VIII’s place of organization is Texas
  Mercury Ventures II’s place of organization is Texas
  Mercury Management’s place of organization is Texas
  Mr. Howe is a citizen of the United States
Item 2(d). Title of Class of Securities:
  Common stock, $0.001 par value per share (the “Common Stock”)
Item 2(e). CUSIP Number:
  237934104

CUSIP No.	237934104	Page	8	of	13

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
  Not Applicable.
Item 4. Ownership:
Mercury VII

(a) Amount beneficially owned:	313,000	(1)

(b) Percent of class:	2.42	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	313,000	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	313,000	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII.

(2)	Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.

CUSIP No.	237934104	Page	9	of	13
Mercury VIII

(a) Amount beneficially owned:	335,395	(1)

(b) Percent of class:	2.59	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	335,395	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	335,395	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VIII.

(2)	Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008.
Mercury Ventures II

(a) Amount beneficially owned:	648,395	(1)

(b) Percent of class:	5.01	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	648,395	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	648,395	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II, which is the General Partner of Mercury VII and Mercury VIII, the owners of 313,000 and 335,395 shares, respectively.

(2)	Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008, of which 2.42%, or 313,000 shares, are owned by Mercury VII and 2.59%, or 335,395 shares, are owned by Mercury VIII.
Mercury Management

(a) Amount beneficially owned:	648,395	(1)

(b) Percent of class:	5.01	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	648,395	(1)

CUSIP No.	237934104	Page	10	of	13

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	648,395	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 313,000 shares owned by Mercury VII and 335,395 shares owned by Mercury VIII.

(2)	Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008, of which 2.42%, or 313,000 shares, are owned by Mercury VII and 2.59%, or 335,395 shares, are owned by Mercury VIII.
Mr. Howe

(a) Amount beneficially owned:	659,435	(1)

(b) Percent of class:	5.09	%(2)

(c) Number of shares as to which the person has:

(i) Sole power to vote or direct the vote	659,435	(1)

(ii) Shared power to vote or direct the vote	-0-

(iii) Sole power to dispose or to direct the disposition of	659,435	(1)

(iv) Shared power to dispose or to direct the disposition of	-0-

(1)	Mr. Howe exercises voting and disposition power over such shares on behalf of Mercury Management, the General Partner of Mercury Ventures II. Mercury Ventures II is the General Partner of Mercury VII and Mercury VIII. Includes 313,000 shares owned by Mercury VII, 335,395 shares owned by Mercury VIII and 11,040 shares owned by Mr. Howe.

(2)	Assumes a total of 12,948,822 shares of Common Stock outstanding based on Datalink Corporation’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2008 filed on November 14, 2008, of which 2.42%, or 313,000 shares, are owned by Mercury VII and 2.59%, or 313,000 shares, are owned by Mercury VIII.
Item 5. Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐
Not Applicable.
Item 6. Ownership of More than Five Percent on Behalf of Another Person:
  Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
  Not Applicable

CUSIP No.	237934104	Page	11	of	13
Item 8. Identification and Classification of Members of the Group:
The following lists each member of the group filing this Schedule 13G pursuant to Rule 13d-1(c):
Mercury Fund VII, Ltd.
Mercury Fund VIII, Ltd.
Mercury Ventures II, Ltd.
Mercury Management, L.L.C.
Kevin C. Howe
Item 9. Notice of Dissolution of Group:
Not Applicable
Item 10. Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Remainder of Page Intentionally Left Blank]

CUSIP No.	237934104	Page	12	of	13
SIGNATURE
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2008	MERCURY FUND VII, LTD.

	By:	MERCURY VENTURES II, LTD. General Partner

	By:	MERCURY MANAGEMENT, L.L.C. General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

December 18, 2008	MERCURY FUND VIII, LTD.

	By:	MERCURY VENTURES II, LTD. General Partner

	By:	MERCURY MANAGEMENT, L.L.C. General Partner

		By: Name:	/s/ Kevin C. Howe Kevin C. Howe
		Title:	Manager

December 18, 2008	MERCURY VENTURES II, LTD.

	By:	MERCURY MANAGEMENT, L.L.C. General Partner

	By:	/s/ Kevin C. Howe

	Name:	Kevin C. Howe
	Title:	Manager

CUSIP No.	237934104	Page	13	of	13

December 18, 2008	MERCURY MANAGEMENT, L.L.C.

	By:	/s/ Kevin C. Howe

Name: Kevin C. Howe
Title: Manager

December 18, 2008		/s/ Kevin C. Howe

Name: Kevin C. Howe